As filed with the Securities and Exchange Commission on July 1, 2002

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ________

Commission file number 0-14680

**Genzyme Surgical Products Corporation Savings and Investment Plan**

(Full Title of the Plan)

Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the plan)

# Genzyme Surgical Products Corporation Savings and Investment Plan

**Financial Statements and Supplemental Schedule**
**Annual Report of Employee Benefit Plan**
**Under ERISA of 1974**
**as of December 31, 2001 and 2000**
**and for the Year Ended December 31, 2001**

# Genzyme Surgical Products Corporation
# Savings and Investment Plan
## Index



*Certain supplemental schedules required by the regulations of the Employee Retirement Income Security Act of 1974 have been omitted for the reason that they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

**Report of Independent Accountants**

To the Plan Administrator of the
Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

# Genzyme Surgical Products Corporation
# Savings and Investment Plan
## Statements of Net Assets Available for Plan Benefits
## As of December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Investments: | | |
| Registered investment company and pooled separate accounts | $104,035,872 | $94,929,870 |
| Common stock funds | 32,434,610 | 23,006,100 |
| Participant loans | 2,052,099 | 1,703,842 |
| Total investments | 138,522,581 | 119,639,812 |
| Receivables: | | |
| Employee contributions | 507,763 | 388,897 |
| Employer contributions | 956,983 | 525,322 |
| Accrued interest | 6,038 | - |
| Total receivables | 1,470,784 | 914,219 |
| Cash and cash equivalents | 27,258 | - |
| Net assets available for plan benefits | $140,020,623 | $120,554,031 |

The accompanying notes are an integral part of these financial statements.

# Genzyme Surgical Products Corporation
# Savings and Investment Plan
## Statement of Changes in Net Assets Available for Plan Benefits
## For the Year Ended December 31, 2001

| | Registered Investment Company & Pooled Separate Accounts | Common Stock Funds: Genzyme General Division Common Stock Fund | Common Stock Funds: Genzyme Biosurgery Division Common Stock Fund | Common Stock Funds: Genzyme Molecular Oncology Division Common Stock Fund | Total |
|---|---|---|---|---|---|
| Additions: | | | | | |
| Employee contributions | $ 18,275,762 | $ 1,313,769 | $ 545 | $ 2,088 | $ 19,592,164 |
| Employer contributions | 8,264,731 | 946,301 | 4,717 | 6,082 | 9,221,831 |
| Rollovers | 1,874,660 | 229,904 | - | - | 2,104,564 |
| Interest and dividend income | 1,183,529 | 19,948 | 3 | 39 | 1,203,519 |
| Net appreciation (depreciation) | (13,935,389) | 7,875,870 | (225,586) | (4,920) | (6,290,025) |
| Total additions | 15,663,293 | 10,385,792 | (220,321) | 3,289 | 25,832,053 |
| Deductions: | | | | | |
| Benefit payments and withdrawals | (5,213,579) | (1,097,096) | (13,189) | (1,787) | (6,325,651) |
| Participant expenses | (32,566) | (6,763) | (237) | (244) | (39,810) |
| Total deductions | (5,246,145) | (1,103,859) | (13,426) | (2,031) | (6,365,461) |
| Net increase (decrease) prior To interfund transfers | 10,417,148 | 9,281,933 | (233,747) | 1,258 | 19,446,592 |
| Interfund transfers | (436,179) | 443,645 | (7,198) | (268) | - |
| Net increase (decrease) | 9,980,969 | 9,725,578 | (240,945) | 990 | 19,446,592 |
| Net assets beginning of year | 97,458,793 | 22,472,036 | 586,339 | 36,863 | 120,554,031 |
| Net assets end of year | $107,439,762 | $ 32,197,614 | $ 345,394 | $ 37,853 | $140,020,623 |

The accompanying notes are an integral part of these financial statements.

## A. Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

### General

The Plan, a defined contribution plan pursuant to the authorization of the Genzyme Corporation ("Genzyme") Board of Directors (the "Genzyme Board" or "our board"), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees ("Participants"). Employees of Genzyme 's wholly-owned United States subsidiaries are eligible to participate in the Plan, including employees of the former Deknatel Snowden Pencer, Inc., an entity acquired by Genzyme during 1996, who participate in the Genzyme Surgical Products Corporation Savings and Investment Plan. Effective December 31, 2000 , participants in the Genzyme Surgical Products Corporation Investment and Savings Plan were eligible to participate in the Genzyme Corporation 401(k) Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

### Plan Administration

The Plan is administered by a benefits committee (the "Committee") which represents Genzyme, the plan sponsor. The Committee consists of at least three persons who are appointed by Genzyme's Board of Directors. The Committee has the authority to determine the eligibility of employees, interpret the Plan and make final decisions in disputes involving the rights of any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

Effective October 4, 2001, the Genzyme Board approved the following:

- the Genzyme Benefits Plans Committee was established to replace the Genzyme 401(k) Committee.

- the Compensation Committee of the Genzyme Board was authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

Effective October 4, 2001, the Compensation Committee of the Genzyme Board approved the following:

- the Genzyme Benefit Plans Committee was delegated the authority to determine and effectuate any and all provisions of the Plan necessary to comply with all applicable laws (including without limitation interpretations of such laws by appropriate governmental agencies) and contractual obligations of the Company.

- the Genzyme Benefit Plans Committee was delegated the authority to approve and effectuate any amendments to the Plan permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001.

### Plan Amendments

Effective September 26, 2001, the Committee amended the Plan to redefine the term "Employer " to include Genzyme and any subsidiary, related corporation, or other entity that adopts the Plan with the consent of Genzyme. "Employer" includes:

- effective December 14, 2000, GelTex,Inc.;
- effective December 25, 2000, Genzyme Biosurgery Corporation; and
- effective September 26, 2001, Novazyme Pharmaceuticals, Inc. (n/k/a Genzyme Glycobiology Research Institute, Inc.)

Effective July 25, 2001, the Committee amended the Plan to provide that the Trust Fund shall be held by CIGNA Bank & Trust Company, FSB, f/k/a CG Trust Company ("CIGNA"), as Trustee, or by a successor trustee or trustees, for use in accordance with the Plan under the Agreement and Declaration of Trust. The Agreement and Declaration of Trust may from time to time be amended in the manner therein provided. Similarly, the Trustee may be changed from time to time in the manner provided in the Agreement and Declaration of Trust.

Effective June 18, 2001, the Committee amended the Plan to provide that a Participant who is a 5% owner (as defined in Section 416 of the Code) shall begin receiving payment of retirement benefits no later than April 1, after the end of the calendar year in which the age of 70½ is attained, even if not retired from the employ of the Employer at that time. A participant who is not a 5% owner and who attains the age of 70½ after June 18, 2001, and is still employed by an Employer at that time may elect to receive distributions on April 1 of the calendar year following the calendar year in which the age of 70½ is attained, or to postpone the receipt of distributions until actual retirement.

Effective June 1, 2001, the Committee amended the Plan to provide that an Employee's "Years of Service" shall include all service with Wyntek Diagnostics, Inc. and Focal, Inc. prior to such Employee's employment by an adopting Employer of the Plan, and shall include such Employee's service with Novazyme Pharmaceuticals, Inc. prior to its adoption of the Plan.

Effective January 1, 2001, the Committee amended the Plan to provide:

- that the term "compensation" shall mean compensation as defined in Section 415(c)(3) of the Internal Revenue Code of 1986 (the "Code"), but including amounts contributed by an Employer on behalf of an Employee pursuant to a salary reduction agreement which are excludable from the Employee's gross income under Section 125, Section 402(e)(3), Section 402(h), or Section 403(b) of the Code and, for years beginning after December 31, 2000, elective amounts that are not includable in the gross income of the Employee by reason of Section 132(f)(4) of the Code; and
- that Section 415 Compensation shall include all wages and other payments of compensation to a Participant from all Employers and all affiliates for personal services actually rendered for which the Employers and Affiliates are required to furnish the Participant a written statement under Sections 6041(d), 6051(a)(3) and 6052 of the Code (and without regard to

any provisions under Section 3401(a) of the Code that limit the remuneration included in wages based on the nature or location of the employment or the services performed); provided, however, that for years beginning after December 31, 1997, the term "Section 415 Compensation" shall also include any amount that is not includable in the gross income of the Employee under Sections 125, 401(k), 402(h), 403(b), or 457 of the Code; and that for the years beginning after December 31, 2000, the term "Section 415 Compensation" shall also include elective amounts that are not includable in the gross income of the Employee by reason of Section 132(f)(4) of the Code.

**Investment Options**

The following participant-directed investment options were available to Participants during 2001:

- CIGNA Separate Accounts

  - The Fidelity Puritan Account;
  - The S&P 500 Index Fund (f/k/a CIGNA Charter Large Company Stock Index Fund)
  - The PBHG Growth Account;
  - The Templeton Foreign Account;
  - The Janus Account;
  - The Fidelity Advisor Growth Opportunities Account;
  - The INVESCO Dynamics Account;
  - The Small Cap Value/Berger Fund (f/k/a CIGNA Charter Small Company Stock--Value I Fund);
  - The Small Cap Growth/Times Square Fund (f/k/a CIGNA Charter Small Company Stock--Growth Fund);
  - The INVESCO Small Company Growth Account;
  - The Lazard International Equity Account;
  - The Core Bond Fund (f/k/a CIGNA Charter Core Bond Fund);
  - The Large Cap Value Fund (sub-advised by Wellington Management) (f/k/a Wellington Management Large Cap Value Fund);
  - The Mid Cap Value Fund (sub-advised by Wellington Management) (f/k/a Wellington Management Mid Cap Value Fund);
  - The Mid Cap Growth/Artisan Partners (f/k/a Artisan Partners Mid Cap Growth Fund);
  - The Guaranteed Income Fund (f/k/a CIGNA Charter Guaranteed Income Fund); and
  - The Guaranteed Securities Separate Account (f/k/a CIGNA Charter Guaranteed Securities Separate Account)

- The Putnam Voyager Fund

Reallocation of account balances among participant directed investment options can be requested and processed on a daily basis.

- Genzyme Common Stock Funds:

  The Genzyme General Division Common Stock Fund - This fund currently is invested solely in shares of Genzyme General Division Common Stock which we refer to as "Genzyme General Stock". Amounts contributed to the Genzyme General Division Common Stock Fund may be invested in other short-term investments pending the purchase of Genzyme General Stock. During 2001, contributions to this fund were participant-directed.

The Genzyme Biosurgery Division Common Stock Fund - As described in Note A.-"Plan Description", on December 18, 2000, in connection with the creation of Biosurgery Stock, the outstanding balance in the Genzyme Tissue Repair Division Common Stock Fund was transferred to the Biosurgery Division Common Stock Fund. This fund currently is invested solely in shares of Biosurgery Stock. No new contributions can be directed to this fund.

The Genzyme Molecular Oncology Division Common Stock Fund - This fund is currently invested solely in shares of Genzyme Molecular Oncology Division common stock, which we refer to as "Molecular Oncology Stock". No new contributions can be directed to this fund.

**Employee Contributions**

The Plan is a defined contribution plan. Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $10,500 of their eligible compensation (as defined by the Plan) contributed on a pre-tax basis to the Plan each year on their behalf. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer's qualified plan are permitted to invest such funds into the Plan. These investments are classified as "rollovers" on the accompanying statement of changes in net assets available for plan benefits. A Participant's salary reduction contribution for a plan year may be further limited by the administration rules of the Code, if the Participant is considered to be a highly compensated employee within the meaning of the Code.

**Employer Contributions**

The biweekly employer match from Participants' eligible compensation is 100% of the first 2% of Participants' eligible compensation and 50% of the next 4% of Participants' eligible compensation. Genzyme's contributions were $8,477,134 for the year ended December 31, 2001.

Participants may invest their contributions in increments determined at their own discretion. Employer contributions are invested as directed by the Participants. If a Participant does not provide direction with respect to the investment of the Participant's contribution, all contributions will automatically be invested in the Guaranteed Securities Separate Account.

**Participant and Forfeited Accounts**

An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's contribution and the Participant's contribution. Investment income or loss is allocated based on the balances of Participants' individual accounts. Forfeitures are used to reduce future employer contributions. At December 31, 2001, forfeited accounts totaled $121,109. There were no reductions to employer contributions from forfeited, non-vested accounts during the year ended December 31, 2001.

### Vesting

Prior to June 18, 2000, Participants had a 100% nonforfeitable interest in both employee and employer contributions. Effective June 18, 2000, the Plan was amended to implement a four-year vesting schedule for the employer match for employees hired after that date with an initial 20% vesting at the time of the employee's eligibility and subsequent 20% vesting each year for the next four years. However, active employees at June 18, 2000 remain eligible for full vesting in both employee and employer contributions. Participants become fully vested if they retire on or after the Plan's normal retirement age, become permanently or totally disabled while employed, or die while employed.

### Benefits and Withdrawals

Contributions may be withdrawn from the Plan only upon a demonstration of hardship, as defined in the Summary Plan Description, unless the Participant (or survivor) requesting such withdrawal has attained the age of 59 1/2, died or terminated employment. At the time of a Participant's termination of employment, retirement or at a later date, if so elected by the Participant, the Participant's account balance will be distributed to the Participant in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme General Stock.

### Loans to Participants

Participants who are employees of the Company may obtain a loan from the Plan collateralized by one-half of the Participant's vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. Loan transactions are treated as net interfund transfers to or from investment funds, from or to the Participant loan fund, as applicable. All loans must bear interest at market rates. As repayments are made, both interest and principal are added back to other investment funds in which the Participant's account is invested.

The Plan had Participant loans outstanding of $2,052,099 at December 31, 2001 and $1,703,842 at December 31, 2000. These outstanding loans are classified as participant-directed investments on the accompanying statements of net assets available for plan benefits.

## B. Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

### Cash Equivalents

The Plan considers cash equivalents to be short-term, highly liquid investments, with initial maturities of less than three months.

### Investment Valuation and Income Recognition

Units of participation in the CIGNA separate accounts are valued at net asset value as reported to the Plan by CIGNA, which approximates fair value. The Putnam Voyager Fund, Genzyme General Division Common Stock Fund, Genzyme Biosurgery Division Common Stock Fund and Genzyme Molecular Oncology Division Common Stock Fund are stated at fair value, based upon quoted market prices in an active market on the last business day of the Plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

### Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

### Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

### Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

## C. Investments

The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Genzyme General Division Common Stock Fund | $ 32,052,396 | $ 22,382,117 |
| S&P 500 Index Fund | 28,493,174 | 27,757,338 |
| Fidelity Puritan Account | 19,110,726 | 16,900,849 |
| PBHG Growth Account | 10,756,472 | 15,571,989 |
| Guaranteed Securities Separate Account | 9,943,565 | 8,263,075 |
| Putnam Voyager Fund | - | 7,023,313 |

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $6,290,024 as follows:

| | |
|---|---|
| Net depreciation in fair value | $ ( 6,290,024) |
| Interest and dividend income | 1,203,519 |
| Total investment loss | $ (5,086,505) |

## D. Qualification under the Internal Revenue Code

The Internal Revenue Service ("IRS") determined and informed the Committee by a letter dated December 8, 1999, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter.

On December 28, 2001 Genzyme requested a favorable letter of determination from the IRS with respect to the tax-qualified status of the Plan. On April 4, 2002, Genzyme received a favorable determination letter from the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## E. Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. If Genzyme discontinues its contributions or if the Plan is fully or partially terminated, the affected Participant's rights to benefits will remain fully vested if vested prior to such action.

## F. Related Parties

Certain plan investments are separate accounts managed by CIGNA. CIGNA is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and administrative services amounted to $27,510 for the year ended December 31, 2001. Participant loans are also considered party-in-interest transactions.

## G. Services Provided by the Company

Genzyme provides certain administrative and recordkeeping services for the Plan at no cost to the plan participants. In addition, the Company has paid the trustee fees and certain other costs on behalf of the Plan.

## H. Subsequent Event

Effective July 1, 2002 the Fidelity Advisory Growth Opportunities Account and the PBHG Growth Account will be eliminated from the Genzyme Corporation 401(k) Plan. On July 1, 2002 any funds remaining in the Fidelity Advisory Growth Opportunities Account will transition to the S&P 500 Index Fund and any funds remaining in the PBHG Growth Account will transition to the Mid Cap Growth/Artisan Partners Fund.

# Genzyme Surgical Products Corporation
# Savings and Investment Plan
## Schedule of Assets Held for Investment Purposes
## As of December 31, 2001

| Identity of Issue | Description of Investment | Historical Cost | Fair or Contract Value |
|---|---|---|---|
| *CIGNA | Fidelity Puritan Account | ** | $19,110,726 |
| *CIGNA | S&P 500 Index Fund | ** | 28,493,174 |
| Putnam | Putnam Voyager Fund | ** | 6,386,766 |
| *CIGNA | PBHG Growth Account | ** | 10,756,473 |
| *CIGNA | Templeton Foreign Account | ** | 3,476,457 |
| *CIGNA | Janus Account | ** | 4,658,130 |
| *CIGNA | Fidelity Advisor Growth Opportunities Account | ** | 948,009 |
| *CIGNA | INVESCO Dynamics Account | ** | 3,473,172 |
| *CIGNA | Small Cap Value/Berger Fund | ** | 3,627,768 |
| *CIGNA | Small Cap Growth/Times Square Fund | ** | 1,515,360 |
| *CIGNA | INVESCO Small Company Growth Account | ** | 2,037,363 |
| *CIGNA | Lazard International Equity Account | ** | 977,490 |
| *CIGNA | Core Bond Fund | ** | 1,511,595 |
| *CIGNA | Large Cap Value Fund | ** | 186,482 |
| *CIGNA | Mid Cap Value Fund | ** | 267,216 |
| *CIGNA | Mid Cap Growth/Artisan Partners | ** | 446,473 |
| *CIGNA | Guaranteed Income Fund | ** | 6,219,653 |
| *CIGNA | Guaranteed Securities Separate Account | ** | 9,943,965 |
| *Participant Loan Fund | Loans with interest rates between 2% and 10% *maturing through 2019* | ** | 2,052,099 |
| *CIGNA | Cash Transaction Account (GST) | ** | 27,258 |
| *Genzyme General Division | Common Stock | ** | 32,052,396 |
| *Genzyme Biosurgery Division | Common Stock | ** | 344,687 |
| *Genzyme Molecular Oncology Division | Common Stock | ** | 37,527 |
| | | | $138,549,839 |

* Denotes party-in-interest.

** *Participant-directed amounts are not required to be disclosed.*

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION
SAVINGS AND INVESTMENT PLAN

By: Genzyme Benefits Plan Committee

Date: June 28, 2002

By: _______________
Robert Hesslein

Exhibit 23

## CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-90514) of Genzyme Corporation of our report dated June 21, 2002 relating to the financial statements and supplemental schedule of the Genzyme Surgical Products Corporation Savings and Investment Plan, which appears in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 27, 2002